TELE NORTE LESTE ANNOUNCES ANNUAL DIVIDEND PAYMENT RELATED TO FISCAL YEAR
2001


Rio de Janeiro, Brazil - June 12, 2002 - TELE NORTE LESTE PARTICIPACOES S.A. (NYSE: TNE), the holding company of providers of fixed line public telecommunications services and holder of a PCS license in the North, Northeastern and Eastern regions of Brazil, announced today that it will pay dividends corresponding to fiscal year 2001. As per a Shareholders' Meeting held on April 25, 2002, which approved the dividend distribution, TNE will begin paying dividends in Brazil, as of June 24, 2002, in a total amount of approximately R$ 303.5 million.  Details are as follows:

1) VALUE PER COMMON AND PREFERRED SHARES:
Total: R$ 0.000821402 per share (being R$ 0.000811975 as principal and R$ 0.000009427 as interest)

2) ACCRUED INTEREST AND TAXES: As decided in the aforementioned Meeting, the above mentioned amount accrues interest based on the TR - Taxa Referencial - rate (a factor of 1.01161025), from January 01, 2002 until June 24, 2002. On the corresponding amount, exclusively on the accrued interest, a 20% income tax will be applied to Brazilian shareholders and a 15% income tax will be applied to foreign and non-resident investors.



For more information, please contact:


TNE - INVESTOR RELATIONS
Roberto Terziani (terziani@TELEMAR.com.br) 55 21 3131-1208
Carlos Lacerda (carlosl@TELEMAR.com.br) 55 21 3131-1314
Jose Carlos dos Santos (jose.carlos@TELEMAR.com.br) 3131-1315

Fax: 55 21 3131-1105

THOMSON FINANCIAL/CARSON
Isabel Vieira (isabel.vieira@tfn.com)
Richard Huber (richard.huber@tfn.com)
Tel: 1 212 701 1830
Fax: 1 212 509 5824